EXHIBIT 12

3M COMPANY

AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	2004	2003	2002	2001	2000
EARNINGS

Income from continuing operations before income taxes, minority interest, and cumulative effect of accounting change*	$4,555	$3,657	$3,005	$2,186	$2,974

Add:

Interest expense	88	103	100	143	127

Interest component of the ESOP benefit expense	12	14	16	18	19

Portion of rent under operating leases representative of the interest component	60	53	45	39	39

Less:

Equity in undistributed income of 20-50% owned companies	6	7	10	5	10

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$4,709	$3,820	$3,156	$2,381	$3,149

FIXED CHARGES

Interest on debt	78	93	100	150	141

Interest component of the ESOP benefit expense	12	14	16	18	19

Portion of rent under operating leases representative of the interest component	60	53	45	39	39

TOTAL FIXED CHARGES	$150	$160	$161	$207	$199

RATIO OF EARNINGS TO FIXED CHARGES	31.4	23.9	19.6	11.5	15.8

*  2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc. 2002 and 2001 include net pre-tax losses of $202 million and $504 million, respectively, primarily related to the restructuring. 2000 includes non-recurring net pre-tax losses of $23 million.